NEWS RELEASE

Trading Symbol:    TSX-V: NUAG

OTCQX: NUPMF

Summary of Exploration Activities in New Pacific’s 100% Owned

Silver Sand Project and Acquisitions and Agreements Outside the Silver Sand Project

Vancouver, British Columbia – February 10, 2020: New Pacific Metals Corp. (TSX-V:NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) is pleased to report a summary of exploration activities on its 100% owned Silver Sand Project, and a summary of acquisition and agreements with third parties on the properties surrounding its 100% owned Silver Sand Project.

New Pacific Metals’ wholly-owned Bolivia subsidiary, Empresa Minera Alcira S.A. (“Alcira”), owns 100% interest in the Silver Sand Project which is not subject to any third party interests. The Silver Sand Project, located in the Potosí Department of Bolivia, has an area of approximately 3.17 square kilometres, which Alcira has owned for a long time, but was only explored by Alcira between 2012 and 2015 through intermittent mapping, surface and underground sampling, and limited diamond core drilling.

Since acquired by New Pacific in 2017, Alcira has carried out extensive risk exploration drilling program on its 100% owned Silver Sand Project. During 2017-2018 discovery exploration drilling campaign, a total of 195 holes in 55,011.8 metres (“m”) of drilling were completed. During the 2019 drilling campaign, a total of 191 drill holes in 42,607.25m of drilling were completed. From 2017 to the end of 2019, Alcira has completed 97,619.05m of drilling in 386 drill holes.

As silver mineralization was discovered on its 100% owned Silver Sand Project through extensive 2017-2019 drilling, Alcira sought to expand its property through agreements and acquisition in the areas surrounding the Silver Sand Project.

Agreement with COMIBOL through Mining Production Contract (the “MPC”)

On July 25, 2018 ， New Pacific announced that Alcira signed a memorandum of understanding (the “MOU”) with Corporación Minera de Bolivia (“COMIBOL”), allowing Alcira to explore and develop 38 Special Temporary Authorizations (“ATEs”) adjoining south and west to Alcira’s Silver Sand Project. The open signing of the MOU occurred at the Silver Sand Project site attended by then Minister of Bolivia’s Ministry of Mining and Metallurgy, then Vice Minister of Bolivia’s Ministry of Development and Planning, then President of COMIBOL, official from Autoridad Jurisdiccional Administrativa Minera (“AJAM”), and representatives of the local communities.

On January 11, 2019: New Pacific announced that Alcira entered into a Mining Production Contract (the “MPC”) with COMIBOL granting Alcira the right to carry out exploration, mining, and production activities in the areas adjoining the Company’s Silver Sand Project. The MPC covers an area of up to 56.9098 square kilometres, involving two separate areas. The first area consists of 29 ATEs, which the COMIBOL already owns, to the south and west of the Silver Sand Project. In comparing to the MOU, nine ATEs that may affect third parties’ interest was striked out from the MPC. The second area includes additional properties to the north, the east and the south of Silver Sand Project are open ground and COMIBOL will apply first with AJAM. Once COMIBOL is granted right to the second area by AJAM, COMIBOL will then contribute these additional properties into the MPC.

Major Terms of the MPC:

1. Alcira will commit to a minimum US$5,935,000 risk exploration investment during the first five years of the MPC for mineral exploration and related activities and make a monthly cash payment of US$10,000 to COMIBOL.

2. If an economic mineral deposit is discovered, Alcira will cover all cost of further exploration, environmental studies, engineering studies, pre-feasibility and feasibility studies as well as development and production.

3. If commercial production commences, COMIBOL will receive a 4% gross sales value of all minerals produced from the areas covered under the MPC.

The MPC was approved by Bolivia’s Ministry of Mining and Metallurgy on January 7, 2019, but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of today, the MPC has not been ratified nor approved by Plurinational Legislative Assembly of Bolivia.

At the time of signing of the MPC, there is no known economic mineral deposits, nor any previous drilling or exploration discovery in the MPC areas. Alcira has not received any geological maps nor any assay results from COMIBOL on the properties covered by the MPC areas before or after signing of the MPC. Alcira has entered into the MPC with COMIBOL in order to explore and evaluate the possible extension of the mineralization outside its 100% owned Silver Sand Project. Based on the information provided by the COMIBOL, signing the MPC will not affect any third parties’ existing interest or agreement with COMIBOL.

Acquisition from Private Property Owners

In 2018 and 2019, New Pacific through Alcira has also acquired 100% interest in three mineral ATEs, Jisas, Jardan and El Bronce, located adjacent to the North of the Silver Sand Project from two groups of private owners. Alcira is expecting to carry out exploration drilling on these properties.

Investment in Bolivia

New Pacific will continue to work with government of Bolivia, COMIBOL, co-operatives, local communities, and private sectors to invest more funds in Bolivia’s mineral resource industry. While waiting for the MPC being ratified, approved, or re-worked, New Pacific will focus on defining an economic resource in its 100% owned Silver Sand Project.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada.

For further information, contact:

New Pacific Metals Corp.
Gordon Neal
President

Phone: (604) 633-1368

Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward- looking statements or information.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.